

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Via U.S. Mail
Mr. B. Geoffrey Scales
President
Northumberland Resources, Inc.
357 University Avenue
Charlottetown, Prince Edward Island
Canada C1A 4M9

Re: Northumberland Resources, Inc.
 Amendment No. 2 to Registration Statement on Form S-1
 Filed May 17, 2010
 File No. 333-165373

Dear Mr. Scales:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your amended disclosure in response to comment 3 from our letter dated May 14, 2010. Based on the information provided, it appears that Mr. Stunden is also first cousins with Geoffrey Scales, your CEO. Please disclose this fact in an appropriate place in your prospectus.

Financial Statements for the fiscal year ended December 31, 2009

2.   We note you filed your second amendment to your Form S-1 on May 17, 2010, which contains audited financial statements as of and for the period ended December 31, 2009. The financial statements contained within your Form S-1 are over 135 days old and therefore, your registration statement cannot go effective with your current financial statements. Please update your financial statements to comply with the age requirements Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll at (202) 551-3362 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3611 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
   Jill Arlene Robbins, Esq.
   (305) 531-1274